Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

(1) INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2023; AND

(2) RESIGNATION OF JOINT COMPANY SECRETARY

The board (the “Board”) of directors (the “Directors”) of Kingsoft Cloud Holdings Limited (the “Company” or “Kingsoft Cloud”) is pleased to announce the unaudited interim consolidated results of the Company, its subsidiaries and consolidated affiliated entities (collectively, the “Group”) for the six months ended June 30, 2023 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2022. These unaudited condensed consolidated financial statements for the six months ended June 30, 2023 have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and reviewed by the audit committee of the Company (the “Audit Committee”).

FINANCIAL HIGHLIGHTS

	For the six months ended June 30,		Year-on-
	2022	2023	year Change
	RMB’000	RMB’000
Revenues	4,080,307	3,699,803	-9.3%
Gross profit	145,162	400,791	176.1%
Loss before income taxes	(1,370,437)	(1,100,722)	-19.7%
Net loss	(1,365,284)	(1,107,093)	-18.9%
Net loss attributable to Kingsoft Cloud Holdings Limited	(1,356,246)	(1,106,333)	-18.4%

1

Non-GAAP Financial Measure

In evaluating our business, we have considered and used certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange loss, and impairment of long-lived assets, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax (benefit) expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from those used by other companies, including our peer companies, which as a result may limit the comparabilities therein.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

	For the six months ended June 30,
	2022	2023	2023
	RMB’000	RMB’000	US$’000
Gross profit	145,162	400,791	55,271
Adjustments:
– Share-based compensation expenses	6,828	393	54
Adjusted gross profit	151,990	401,184	55,325

	For the six months ended June 30,
	2022	2023
Gross margin	3.6%	10.8%
Adjusted gross margin	3.7%	10.8%

2

	For the six months ended June 30,
	2022	2023	2023
	RMB’000	RMB’000	US$’000
Net Loss	(1,365,284)	(1,107,093)	(152,677)
Adjustments:
– Share-based compensation expenses	206,739	43,106	5,945
– Foreign exchange loss	247,978	151,422	20,882
– Impairment of long-lived assets	–	185,135	8,031
Adjusted net loss	(910,567)	(727,430)	(117,819)

Adjustments: – Interest income	(38,647)	(39,636)	(5,466)
– Interest expense	68,273	58,234	8,031
– Income tax (benefit) expense	(5,153)	6,371	879
– Depreciation and amortization	578,237	510,519	70,404
Adjusted EBITDA	(307,857)	(191,942)	(43,971)

– Loss on disposal of property and equipment	–	21,672	2,989
Excluding loss on disposal of property and equipment, normalized Adjusted EBITDA	(307,857)	(170,270)	(40,982)

	For the six months ended June 30,
	2022	2023
Net loss margin	-33.5%	-29.9%
Adjusted net loss margin	-22.3%	-19.7%
Adjusted EBITDA Margin	-7.5%	-5.2%
Normalized Adjusted EBITDA	-7.5%	-4.6%

3

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

We uphold the principle of high-quality and sustainable development and “build success based on technology and innovation.” We forge our reputation throughout the entire business process with customer centricity, while enhancing our business and operations management.

During the Reporting Period, total revenues reached RMB3,699.8 million (US$510.2 million). Revenues from public cloud services were RMB2,313.2 million (US$319.0 million) and revenues from enterprise cloud services were RMB1,385.2 million (US$191.0 million). Gross profit was RMB400.8 million (US$55.3 million), increased by 176.1% from RMB145.2 million in the first half of 2022. Gross margin was 10.8%, compared with 3.6% in the same period of 2022. Non-GAAP gross profit was RMB401.2 million (US$55.3 million), increased by 164.0% from RMB152.0 million in the same period of 2022. Non-GAAP gross margin was 10.8%, compared with 3.7% in the same period of 2022. Adjusted EBITDA loss was RMB191.9 million (US$44.0 million), narrowed by 37.7% from RMB307.9 million in the same period of 2022. Adjusted EBITDA margin was -5.2%, compared with -7.5% in the same period of 2022.

Products and Industry Specific Solutions

Leveraging our extensive infrastructure, we develop and provide our full suite of cloud products based on the same set of underlying technology capabilities. Our modularized cloud products, including unified IaaS infrastructure, PaaS middleware and SaaS applications, can be utilized to design different solutions to meet various business needs. Our cloud products primarily consist of cloud computing, storage and delivery.

We have designed various industry-specific solutions that can fully unleash the potential of our infrastructure resources and add value to our customers. As a pioneer with profound industry insights, we have strategically expanded our footprints into selected verticals and have established a leading market position through relentless execution. As we continue to serve vertical leaders, so as our products and solutions continue to evolve based on our customer feedback. By partnering with vertical leaders, we have accumulated proprietary industry know-how and formed in-depth view of each selected vertical, enabling us to always be at the forefront of industry-specific cloud solutions. We have designed industry-specific solutions covering a wide spectrum of industry verticals, including video, public services, healthcare, gaming and financial services, among others.

While upholding the principle of “building success based on technology and innovation”, we constantly iterate our products at a fast pace to create a top-notch customer experience with our core products. During the Reporting Period, to enrich our customer application use cases, we completed the upgrade and release of multiple key products, including our core self-developed products, such as elastic computing, network security, cloud native, database, object storage, cloud storage, big data and Galaxy Stack. Among them, Galaxy Stack released its new version, along with the unified management platform and Cloud Manager V2.0. The new version provides a more unified, convenient and enriched resource management view based on multi-availability zones (“AZ”), significantly enhancing the cloud experience for enterprise customers in terms of ease of use, compatibility, security and intelligence. We also launched object storage products based on all-flash medium, which improve read and write performances by approximately 100%; these products provide high-performance and cost-effective tiered storage capabilities and are particularly suitable for use cases such as separating data storage and computing for big data and AIGC.

4

For our AI customers, we have launched the MaaS Trusted Inference Dedicated Zone Solution (MaaS互信推理專區方案), addressing the trust pain points between large model vendors and users. Meanwhile, in addition to the targeted upgrades for our containers and storage products, we provide product support catering to the needs of mainstream large model applications, including vector databases, as well as the surrounding ecosystem. By supporting multimedia processing under the wireless bandwidth technologies (“InfiniBand” or “IB”) and AIGC use cases, we offer a one-stop products and solutions for the implementation of large model applications.

Infrastructure

Our distributed infrastructure is the foundation of our technology. As of June 30, 2023, we mainly had two data centers and around 101,000 servers in China, and achieved exabyte-level storage capacity. We have been investing in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase servers, network equipment and network resources, and lease data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include IDC operators, telecommunication operators and server providers in China.

During the Reporting Period, we have reaffirmed our original aspiration for our high-quality and sustainable development strategy and resolutely implemented initiatives for cost reduction and efficiency improvement. Adhering to our business plan, we prudently manage our capital expenditure and focus on improving our efficiency while optimizing our resources to improve our overall profitability, sustainability and long-term competitive edge of our Company.

Research and Development

Developing and strengthening our research and development center in Wuhan (the “Wuhan Research and Development Center”) is our important strategic initiative, which is expected to help us nurture new R&D talent in the medium-to-long run. In less than a year time since the establishment of Wuhan Research and Development Center in October last year, through voluntary transfer of key staff and local recruitment, our Wuhan team has quickly grown to approximately 400 people (including part-time staff such as interns), accounting for more than one third of our R&D team. 50% of the Wuhan team hold a master’s degree. We also organized “Star Training Camp” at the center to provide aspiring university graduates with a fast track to transition from campus to workplace, and attract talent from Wuhan’s top universities by fostering a sense of belongingness in our company.

We aim to sustainably enhance our R&D capabilities, so as to power our product R&D initiatives and maintain our industry leadership while balancing our R&D budget.

During the Reporting Period, our research and development expenses were RMB409.3 million (US$56.4 million) and our research and development personnel reached 1,176 as of June 30, 2023.

Business Outlook

Looking ahead to the second half of the year, we will continue to promote high-quality and sustainable development by upholding the principle of “building success based on technology and innovation” to solidify our core capabilities, and continuously improve our profitability. Meanwhile, we will continue to focus on the AI sector and enhance our services to our strategic customers within the Xiaomi and Kingsoft Group ecosystems, thereby creating long-term value for our customers, shareholders and employees.

5

MANAGEMENT DISCUSSION AND ANALYSIS

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Revenues:
Public cloud services	2,669,951	2,313,183	319,003
Enterprise cloud services	1,409,083	1,385,152	191,021
Others	1,273	1,468	202
Total revenues	4,080,307	3,699,803	510,226
Cost of revenues	(3,935,145)	(3,299,012)	(454,955)
Gross profit	145,162	400,791	55,271
Operating expenses: Selling and marketing expenses	(290,615)	(217,306)	(29,968)
General and administrative expenses	(471,836)	(735,177)	(101,386)
Research and development expenses	(467,579)	(409,290)	(56,444)
Total operating expenses	(1,230,030)	(1,361,773)	(187,798)
Operating loss	(1,084,868)	(960,982)	(132,527)
Interest income	38,647	39,636	5,466
Interest expense	(68,273)	(58,234)	(8,031)
Foreign exchange loss	(247,978)	(151,422)	(20,882)
Other loss, net	(27,966)	(19,787)	(2,729)
Other income, net	20,001	50,067	6,905
Loss before income taxes	(1,370,437)	(1,100,722)	(151,798)
Income tax benefit (expense)	5,153	(6,371)	(879)

6

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Net loss	(1,365,284)	(1,107,093)	(152,677)
Less: net loss attributable to non-controlling interests	(9,038)	(760)	(105)
Net loss attributable to Kingsoft Cloud Holdings Limited	(1,356,246)	(1,106,333)	(152,572)
Net loss per share:
Basic and diluted	(0.37)	(0.31)	(0.04)
Shares used in the net loss per share computation:
Basic and diluted	3,651,473,415	3,547,111,168	3,547,111,168
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	382,625	208,781	28,792
Comprehensive loss	(982,659)	(898,312)	(123,885)
Less: Comprehensive loss attributable to non-controlling interests	(9,391)	(776)	(107)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited	(973,268)	(897,536)	(123,778)

7

Total Revenues reached RMB3,699.8 million (US$510.2 million), representing a decrease of 9.3% from RMB4,080.3 million in the same period of 2022. The decrease was mainly due to our proactive scale-down of services for content delivery network (CDN) customers, and phasing-out of loss-making clients.

•	Revenues from public cloud services decreased by 13.4% to RMB2,313.2 million (US$319.0 million), compared with RMB2,670.0 million in the same period of 2022. The year-over-year decrease was mainly due to the above-mentioned scale-down of our CDN services.

•	Revenues from enterprise cloud services were RMB1,385.2 million (US$191.0 million), representing a decrease of 1.7% from RMB1,409.1 million in the same period of 2022. The year-over-year decrease was mainly driven by our focus on selected verticals and high-quality projects, recovery from Covid-19 impact as well as smoother and standard delivery process.

•	Other revenues were RMB1.4 million (US$0.2 million).

Cost of revenues was RMB3,299.0 million (US$455.0 million), representing a decrease of 16.2% from RMB3,935.1 million in the same period of 2022. We continue to enhance our cost control measures. IDC costs decreased significantly by 19.0% year-over-year from RMB2,139.4 million to RMB1,733.2 million in the first half of 2023. Depreciation and amortization costs decreased by 13.8% from RMB495.2 million to RMB426.7 million in the first half of 2023. Solution development and services costs decreased by 9.2% from RMB965.1 million to RMB876.5 million in the first half of 2023. Fulfillment costs and other costs were RMB194.4 million and RMB68.2 million, respectively in the first half of 2023, which is in line with our enterprise cloud projects’ quality control strategy.

Gross profit was RMB400.8 million (US$55.3 million), representing a significant increase of 176.1% from RMB145.2 million of the same period in 2022. Gross margin was 10.8%, compared with 3.6% in the same period of 2022. Non-GAAP gross profit was RMB401.2 million (US$55.3 million), compared with RMB152.0 million in the same period of 2022. Non-GAAP gross margin was 10.8%, compared with 3.7% in the same period of 2022. The significant improvement in our gross profit and gross margin was mainly due to our strategic adjustments of revenue mix, optimized enterprise cloud project selections and efficient cost control measures, showing our strong commitment to improving our profitability and delivering high-quality and sustainable development.

Within that, gross profit of public cloud services was RMB84.5 million (US$11.7 million), which was significantly improved from the gross loss of RMB76.6 million in the same period of 2022. Gross margin of public cloud services was 3.7%, which improved significantly from negative 2.9% in the same period of 2022. The improvement was mainly due to our proactive scale-down of CDN services and adjustment of our customer mix. Gross profit of enterprise cloud services was RMB315.7 million (US$43.5 million), compared with RMB220.6 million in the same period of 2022. Gross margin of enterprise cloud services was 22.8%, improved from 15.7% in the same period of 2022. The improvement was mainly due to our more stringent enterprise cloud project selections.

8

Total operating expenses were RMB1,361.8 million (US$187.8 million), compared with RMB1,230.0 million in the same period of 2022. Among which:

•	Selling and marketing expenses were RMB217.3 million (US$30.0 million), compared with RMB290.6 million in the same period of 2022. The year-over-year decrease was mainly due to our strict expense control and staff adjustment.

•	General and administrative expenses were RMB735.2 million (US$101.4 million), compared with RMB471.8 million in the same period of 2022. The increase was mainly due to long-lived assets impairment loss of public cloud asset group of RMB185.1 million in the first half of 2023.

•	Research and development expenses were RMB409.3 million (US$56.4 million), decreased from RMB467.6 million in the same period of 2022, which was mainly due to the enhanced research and development efficiency, staff adjustment and the regional re-allocation of personnel in Beijing and Wuhan.

Operating loss was RMB961.0 million (US$132.5 million), compared with operating loss of RMB1,084.9 million in the same period of 2022.

Net loss was RMB1,107.1 million (US$152.7 million), significantly narrowed from net loss of RMB1,365.3 million in the same period of 2022. The improvement was mainly due to decrease in operating loss, as well as the fluctuation of foreign exchange.

Non-GAAP net loss was RMB727.4 million (US$117.8 million), significantly narrowed from net loss of RMB910.6 million in the same period of 2022.

Non-GAAP EBITDA was RMB-191.9 million (US$-44.0 million), compared with RMB-307.9 million in the same period of 2022. Non-GAAP EBITDA margin was -5.2% in the first half of 2023, compared with -7.5% in the same period of 2022. Excluding loss on disposal of property and equipment, normalized Non-GAAP EBITDA was RMB-170.3 million (US$-41.0 million), improved from RMB-307.9 million in the same period of 2022. Normalized Non-GAAP EBITDA margin was -4.6%, compared with -7.5% in the same period of 2022.

Basic and diluted net loss per share was RMB0.31 (US$0.04), compared with RMB0.37 in the same period of 2022.

9

LIQUIDITY AND CAPITAL RESOURCES

Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, and proceeds from financing facilities such as bank loans and related party loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors.

As of June 30, 2023, substantially all of our cash and cash equivalents were located in the Mainland China and Hong Kong. In the long term, we intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities.

As of June 30, 2023, our cash and cash equivalents amounted to RMB3,708.7 million (US$511.5 million), representing an increase of 8.5% from RMB3,419.2 million of December 31, 2022.

FOREIGN EXCHANGE EXPOSURE

We transact a majority of our business in RMB, and have transactional currency exposures. Certain of our bank balances, other receivables, and accruals and other payables are dominated in foreign currencies and are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, our management monitors foreign exchange exposure and will consider appropriate hedging measures in the future should the need arise.

GEARING RATIO

Gearing ratio is calculated by dividing the sum of bank loans, loans from related parties and lease liabilities by total equity and multiplied by 100%. As of June 30, 2023, the gearing ratio of the Group was 21.3% (as of December 31, 2022: 20.1%).

MATERIAL INVESTMENTS

As of June 30, 2023, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2023). As of June 30, 2023, the Group did not have other plans for material investments and capital assets.

CONTINGENT LIABILITIES

As of June 30, 2023, the Group did not have any material contingent liabilities.

10

MATERIAL ACQUISITION AND DISPOSALS

The Group did not conduct any material acquisitions and disposals during the Reporting Period.

EMPLOYEES AND REMUNERATION POLICIES

The Company had 9,752 employees as of June 30, 2023, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function during the Reporting Period:

Function	Number of Employees	Percentage
Research and development	1,176	12.1%
Sales and marketing	371	3.8%
General and administrative	603	6.2%
Solution development and services	7,602	78.0%
Total	9,752	100.0%

Our success depends on our ability to attract, retain and motivate qualified personnel, and we believe that our high-quality talent pool is one of the core strengths of our Company. We adopt high standards and strict procedures in our recruitment, including campus recruitment, online recruitment, internal recommendation and recruitment through executive search, to satisfy our demands for different types of talents.

We provide regular and specialized trainings tailored to the needs of our employees in different departments. Our employees can also improve their skills through our development of solutions for our customers and mutual learning among colleagues. New employees will receive pre-job training and general training.

We offer competitive compensations for our employees. Besides, we regularly evaluate the performance of our employees and reward those who perform well with higher compensations or promotion.

As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial governments, including pension, maternity insurance, unemployment insurance, work-related injury insurance, health insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

11

CORPORATE GOVERNANCE RELATED INFORMATION

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders of the Company and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, we have fully complied with all the code provisions of the Corporate Governance Code set forth in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Compliance with the Model Code

The Company has adopted an Insider Dealing Policy (“Insider Dealing Policy”) with terms no less exacting than that of the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules (the “Model Code”), as its own securities dealing code to regulate all dealings by Directors, officers and employees of the Company.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Insider Dealing Policy and the Model Code during the Reporting Period.

Purchase, Sale or Redemption of the Company’s Listed Securities

During the Reporting Period, neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Company’s listed securities.

Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that were pending or threatened against the Group during the Reporting Period.

12

AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive Directors, being Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan, with Mr. Yu Mingto (being one of the independent non-executive Directors with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements for the six months ended June 30, 2023. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and financial reporting matters with senior management members of the Company.

SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this announcement, no important events affecting the Group occurred since June 30, 2023 and up to the date of this announcement.

INTERIM DIVIDEND

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2023.

SAFE HARBOR STATEMENT

This interim results announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements included in this preliminary results announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

13

FINANCIAL INFORMATION

The Board announces the unaudited condensed consolidated financial statements for the six months ended June 30, 2023, with the comparative figures for the corresponding period in 2022 as follows:

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the six months ended June 30,
	Notes	2022	2023	2023
		RMB	RMB	US$
Revenues:
Public cloud services	3	2,669,951	2,313,183	319,003
Enterprise cloud services	3	1,409,083	1,385,152	191,021
Others	3	1,273	1,468	202
Total revenues		4,080,307	3,699,803	510,226
Cost of revenues		(3,935,145)	(3,299,012)	(454,955)
Gross profit		145,162	400,791	55,271
Operating expenses: Selling and marketing expenses		(290,615)	(217,306)	(29,968)
General and administrative expenses		(471,836)	(735,177)	(101,386)
Research and development expenses		(467,579)	(409,290)	(56,444)
Total operating expenses		(1,230,030)	(1,361,773)	(187,798)
Operating loss		(1,084,868)	(960,982)	(132,527)
Interest income		38,647	39,636	5,466
Interest expense		(68,273)	(58,234)	(8,031)
Foreign exchange loss		(247,978)	(151,422)	(20,882)
Other loss, net	3	(27,966)	(19,787)	(2,729)
Other income, net	3	20,001	50,067	6,905
Loss before income taxes		(1,370,437)	(1,100,722)	(151,798)
Income tax benefit (expense)	5	5,153	(6,371)	(879)
Net loss		(1,365,284)	(1,107,093)	(152,677)
Less: net loss attributable to non-controlling interests		(9,038)	(760)	(105)
Net loss attributable to Kingsoft Cloud Holdings Limited		(1,356,246)	(1,106,333)	(152,572)

14

		For the six months ended June 30,
	Notes	2022	2023	2023
		RMB	RMB	US$
Net loss per share:
Basic and diluted	6	(0.37)	(0.31)	(0.04)
Shares used in the net loss per share computation:
Basic and diluted	6	3,651,473,415	3,547,111,168	3,547,111,168
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments		382,625	208,781	28,792
Comprehensive loss		(982,659)	(898,312)	(123,885)
Less: Comprehensive loss attributable to non-controlling interests		(9,391)	(776)	(107)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited		(973,268)	(897,536)	(123,778)

15

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Notes	Dec 31, 2022	Jun 30, 2023	Jun 30, 2023
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		3,419,166	3,708,696	511,453
Restricted cash		114,560	114,391	15,775
Accounts receivable, net	4	2,402,430	2,048,327	282,477
Short-term investments		1,253,670	578,035	79,715
Prepayments and other assets		1,612,022	1,695,582	233,832
Amounts due from related parties		246,505	295,134	40,701
Total current assets		9,048,353	8,440,165	1,163,953
Non-current assets:
Property and equipment, net		2,132,994	1,681,361	231,870
Intangible assets, net		1,008,020	926,081	127,712
Goodwill		4,605,724	4,605,724	635,158
Prepayments and other assets		21,263	22,260	3,070
Equity investments		273,580	277,984	38,336
Amounts due from related parties		5,758	6,389	881
Operating lease right-of-use assets		220,539	173,910	23,983
Total non-current assets		8,267,878	7,693,709	1,061,010
Total assets		17,316,231	16,133,874	2,224,963

LIABILITIES, NON-CONTROLLING INTEREST, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8	2,301,958	2,200,719	303,493
Accrued expenses and other liabilities		2,830,826	2,994,006	412,892
Short-term bank loans		909,500	989,331	136,435
Income tax payable		51,892	59,675	8,230
Amounts due to related parties		427,727	427,640	58,974
Current operating lease liabilities		136,723	78,610	10,841
Total current liabilities		6,658,626	6,749,981	930,865

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	Notes	Dec 31, 2022	Jun 30, 2023	Jun 30, 2023
		RMB	RMB	US$
Non-current liabilities:
Amounts due to related parties		413,464	260,390	35,909
Other liabilities		370,531	591,044	81,509
Deferred tax liabilities		167,052	147,083	20,284
Non-current operating lease liabilities		123,059	96,608	13,323
Total non-current liabilities		1,074,106	1,095,125	151,025
Total liabilities		7,732,732	7,845,106	1,081,890
Shareholders’ equity:
Ordinary shares		25,062	25,280	3,486
Treasury shares		(208,385)	(208,385)	(28,738)
Additional paid-in capital		18,648,205	18,677,487	2,575,743
Statutory reserves funds		(14,700)	(14,700)	(2,027)
Accumulated deficit		(10,102,236)	(11,208,569)	(1,545,732)
Accumulated other comprehensive income		453,074	661,870	91,276
Total Kingsoft Cloud Holdings Limited shareholders’ equity		8,801,020	7,932,983	1,094,008
Non-controlling interests		782,479	355,785	49,065
Total equity		9,583,499	8,288,768	1,143,073
Total liabilities, non-controlling interests and shareholders’ equity		17,316,231	16,133,874	2,224,963

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Net cash used in operating activities	(282,401)	(206,157)	(28,430)
Net cash (used in) generated from investing activities	(1,257,570)	576,486	79,501
Net cash used in financing activities	(214,796)	(118,773)	(16,380)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	74,916	37,805	5,214
Net (decrease) increase in cash, cash equivalents, and restricted cash	(1,754,767)	251,556	34,691
Cash, cash equivalents, and restricted cash at beginning of year	4,456,621	3,533,726	487,323
Cash, cash equivalents, and restricted cash at end of period	2,776,770	3,823,087	527,228

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	CORPORATE INFORMATION

Kingsoft Cloud Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, its variable interest entities, and subsidiaries of its variable interest entities (“VIEs”) are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of its variable interest entities, which are located in mainland China, Hong Kong (“HK”), Japan and the United States (the “U.S.”).

The Company completed its IPO and follow-on offering on Nasdaq in May and September 2020, respectively and completed its listing by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in December 2022.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosure normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The unaudited condensed consolidated financial statements and related notes are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand (RMB’000) except when otherwise indicated.

(b)	Principles of consolidation

The condensed consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIEs, and subsidiaries of the VIEs for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

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(c)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in the Group’s unaudited condensed consolidated financial statements include, but are not limited to, allowance for credit losses or allowance for doubtful accounts for accounts receivable, contract assets and amounts due from related parties, measurement of operating and finance lease right-of-use assets and lease liabilities, impairment of long-lived assets, impairment of goodwill, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense, the fair value of equity investments and standalone selling prices of performance obligation of revenue contracts. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

(d)	Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.2513 per US$1.00 on June 30, 2023 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

3.	REVENUES, OTHER LOSS, NET AND OTHER INCOME, NET

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Public cloud services recognized over time	2,669,951	2,313,183	319,003
Enterprise cloud services:
Recognized at a point in time	351,374	371,724	51,263
Recognized over time	1,057,708	1,013,428	139,758
	1,409,083	1,385,152	191,021
Others:
Recognized over time	1,273	1,468	202
	4,080,307	3,699,803	510,226

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The following table presents the Group’s other loss, net:

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Gross unrealized loss (including impairment) on equity investments held	(13,825)	(5,063)	(698)
Share of losses from equity method investment	–	(291)	(40)
Net realized loss on equity investments sold	(123)	–	–
Changes in fair value of purchase consideration in a business acquisition	(14,018)	(14,433)	(1,991)
	(27,966)	(19,787)	(2,729)

The following table presents the Group’s other income, net:

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Government grants	23,895	69,240	9,549
Income from ADS Reimbursement	5,056	5,351	738
Value added tax transferred out	(6,291)	(16,894)	(2,330)
Gain on disposal of property and equipment	3,276	–	–
Others	(5,935)	(7,630)	(1,052)
	20,001	50,067	6,905

4.	ACCOUNTS RECEIVABLE, NET

	Dec 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$
Accounts receivable	2,450,392	2,126,140	293,208
Allowance for credit losses	(47,962)	(77,813)	(10,731)
Accounts receivable, net	2,402,430	2,048,327	282,477

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An ageing analysis of the trade receivables as at the end of the reporting period, based on the past due date and net of provisions, is as follows:

	Dec 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$
Not yet due	1,251,755	1,048,588	144,607
Within 3 months	280,758	324,819	44,795
Between 4 months and 6 months	230,713	183,350	25,285
Between 7 months and 1 year	347,697	267,393	36,875
More than 1 year	291,507	224,177	30,915
Accounts receivable, net	2,402,430	2,048,327	282,477

5.	TAXATION

(a)	Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the period presented, the Group did not make any provisions for Hong Kong profit tax as the Group did not generate any assessable profits arising in Hong Kong at the end of each reporting period. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Mainland China

The Group’s mainland China entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group’s mainland China entities to non-resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Loss before income taxes consists of:

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Mainland China	(1,424,355)	(1,096,591)	(151,227)
Non-mainland China	53,918	(4,131)	(571)
	(1,370,437)	(1,100,722)	(151,798)

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The current and deferred components of income tax expense appearing in the unaudited condensed consolidated statements of comprehensive loss are as follows:

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Current income tax expense	17,431	26,340	3,633
Deferred income tax benefit	(22,584)	(19,969)	(2,754)
	(5,153)	6,371	879

6.	LOSS PER SHARE

Basic and diluted loss per share during the periods are calculated as follows:

	For the six months ended June 30,
	2022	2023
	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders – basic and diluted	(1,356,246)	(1,106,333)
Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	3,651,473,415	3,547,111,168
Basic and diluted loss per share	(0.37)	(0.31)

The effects of all options and awarded shares were excluded from the computation of diluted loss per share for the periods as their effects would be anti-dilutive.

7.	DIVIDENDS

No dividend was declared by the Company during the six months ended June 30, 2023 and 2022.

8.	ACCOUNTS PAYABLE

An ageing analysis of the accounts payable as at the end of the reporting period, based on the invoice date, is as follows:

	Dec 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$
Within 3 months	957,211	857,041	118,191
Between 4 months and 1 year	571,049	522,051	71,994
More than 1 year	773,698	821,627	113,308
Total	2,301,958	2,200,719	303,493

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PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (www.hkexnews.hk) and the Company (ir.ksyun.com). The interim report for the six months ended June 30, 2023 will be dispatched to the Company’s shareholders and made available for review on the same websites in due course.

RESIGNATION OF JOINT COMPANY SECRETARY

The Board announces that due to personal commitment, Ms. Wang Yi (“Ms. Wang”) has tendered her resignation as a joint company secretary of the Company with effect from August 22, 2023. Ms. Wang has confirmed that she has no disagreement with the Board and there are no matters in relation to her resignation that need to be brought to the attention of the shareholders of the Company and the Stock Exchange.

Upon Ms. Wang’s resignation as a joint company secretary of the Company, the other joint company secretary of the Company, Ms. So Ka Man (蘇嘉敏), who possesses the requisite qualification and experience as required under Rule 3.28 of the Listing Rules, will remain in office and act as the company secretary of the Company.

The Board would like to take this opportunity to express its sincere gratitude to Ms. Wang for her valuable contributions to the Company during her tenure of service.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, August 22, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director and Dr. Qiu Ruiheng as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

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